Exhibit 99.1

Jaguar Mining Launches a Mineral Exploration Project for Iron Minerals in Palmital and Bocaina Mineral Properties in the State of Minas Gerais, Brazil

TSX-V: JAG

BELO HORIZONTE, Brazil, Aug. 12, 2014 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (JAG: TSXV) today announced that it has applied for exploration permits for Iron minerals in its Palmital and Bocaina gold exploration permits, located 26 km from Itabirito, state of Minas Gerais, Brazil.

Jaguar has filed a communication to DNPM declaring the existence of a mineral deposit containing Iron, on its gold exploration permits in the Bocaina and Palmital areas, located at approximately 130 meters from the gate to Palmital gold mine, now under care and maintenance. The access to the area is the same as for the Palmital gold mine.

Additionally, Jaguar has applied for a Guia de Utilização (an exploration authorization) with DNPM ("Departamento Nacional de Produção Mineral"), the federal mineral rights agency, and a LOP (Licença de Operação para Pesquisa or Exploration License) with SUPRAM, Superintendência de Regularização Ambiental de Minas Gerais, the state environmental agency.

In making this announcement, George Bee, Chief Executive Officer of Jaguar Mining Inc. stated, "Jaguar's pursuit of this iron mineral deposit in no way changes our focus away from the main task at hand, which is the operation of our gold assets in Minas Gerais and capturing the potential within our existing portfolio of gold exploration assets." He went on to state that, "This iron deposit presents an opportunity to bring cash into the company with little or no capital expenditures, thereby assisting our gold business."

Based on the initial exploration activities conducted to date, a talus type of iron minerals deposit, containing hematite, itabirite, and quartz fragments, cemented by limonite, goethite and other iron and clay minerals, has been mapped and surveyed by Jaguar. Seven channel samples were collected from outcrops by Jaguar geologists, and sent to SGS Geosol Laboratorios LTDA., an independent laboratory in Belo Horizonte, Brazil, for screening, sample preparation, and analysis, providing the following results.

Natural Pellet	mE	mS	Altitude (masl)	>6.3mm (%)	Fe (%)	SiO2 (%)	Al2O3 (%)	P (%)	Mn (%)	LOI (%)
CFEPL0001	639,160	7,774,004	1,345	48.81	60.10	1.91	5.27	0.055	0.03	5.97
CFEPL0002	639,251	7,774,141	1,358	48.62	63.10	2.28	3.61	0.064	0.02	3.33
CFEPL0003	639,386	7,774,466	1,401	36.01	55.70	5.16	8.77	0.052	0.08	5.81
CFEPL0004	639,376	7,774,429	1,395	52.44	57.00	2.25	8.60	0.060	0.04	6.75
CFEPL0005	639,333	7,774,354	1,390	58.41	61.10	1.35	5.84	0.070	0.06	5.24
CFEPL0006	639,314	7,774,361	1,384	39.33	61.70	1.31	5.50	0.062	0.03	5.24
CFEPL0007	639,186	7,773,915	1,341	64.33	58.00	3.13	7.02	0.078	0.04	6.55
Average				49.71	59.56	2.41	6.35	0.064	0.04	6.26

Fines	mE	mS	Altitude (masl)	<6.3mm (%)	Fe (%)	SiO2 (%)	Al2O3 (%)	P (%)	Mn (%)	LOI (%)
CFEPL0001	639,160	7,774,004	1,345	51.19	59.20	3.86	5.29	0.055	0.04	5.11
CFEPL0002	639,251	7,774,141	1,358	51.38	53.80	10.5	6.04	0.073	0.02	5.53
CFEPL0003	639,386	7,774,466	1,401	63.99	44.80	15.6	11.60	0.042	0.03	7.05
CFEPL0004	639,376	7,774,429	1,395	47.56	55.80	4.45	8.11	0.057	0.05	6.53
CFEPL0005	639,333	7,774,354	1,390	41.60	57.20	3.41	7.59	0.074	0.04	6.85
CFEPL0006	639,314	7,774,361	1,384	60.67	59.00	2.95	6.34	0.066	0.04	6.16
CFEPL0007	639,186	7,773,915	1,341	35.67	57.30	4.44	6.69	0.083	0.05	6.55
Average				50.29	54.87	6.02	7.24	0.066	0.04	6.26

The elemental and oxide grades were analyzed by X-ray fluorescence, and loss on ignition ("LOI") was determined by high temperature ashing.

The location of the samples is indicated on the table by their UTM coordinates - Datum Córrego Alegre.

The grades shown are conceptual in nature, and there has been insufficient exploration to define a mineral resource, and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

The Company may conduct further exploration to delineate and evaluate the talus deposit upon receipt of applicable licensing and approvals.

This press release has been reviewed and approved with respect to the technical information being reported by Wilson Miola, Jaguar's Director of Engineering, and a Qualified Person under NI 43-101.  Wilson Miola has verified the data disclosed, including sampling, and analytical data underlying the technical information. Wilson Miola has visited the target area twice during the months of April and June. The analytical data was obtained from a certified independent external laboratory, SGS Geosol.

About Jaguar Mining

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and owns the Gurupi Project in Northeastern Brazil in the state of Maranhão. The Company also owns additional mineral resources at its approximate 210,000-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

Forward Looking Statements

Certain statements in this press release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-Looking Statements can be identified by the use of words such as "are expected", "is forecast", "is targeted", "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These Forward-Looking Statements represent the Company's views as of the date of this press release. The Company anticipates that subsequent events and developments may cause the Company's views to change. Factors which could cause results or events to differ from current expectations include, among other things, actions taken against the Company by governmental agencies and securities and other regulators and other factors not currently viewed as material that could cause actual results to differ materially from those described in the Forward-Looking Statements.  The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law.

SOURCE Jaguar Mining Inc.

%CIK: 0001333849

For further information: Derrick Weyrauch, Chief Financial Officer, Phone: 01-416-628-9601, dweyrauch@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 15:49e 12-AUG-14